UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Toreador Resources Corporation

(Name of Issuer) Common Stock, par value $0.15625 per share
(Title of Class of Securities) 891050-10-6
(CUSIP Number) David M. Brewer c/o The Madison Group 590 Madison Avenue, 21st Floor New York, NY 10022 (212) 521-4241
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David M. Brewer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,473,323
	8	SHARED VOTING POWER 45,733
	9	SOLE DISPOSITIVE POWER 1,470,723
	10	SHARED DISPOSITIVE POWER 45,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)            Based upon 15,401,587 Shares outstanding as of November 1, 2005 (according to information received from the Issuer), plus (i) 119,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David M. Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of November 1, 2005, upon the conversion of a convertible debenture held by PHD Partners, LP; and (ii) 74,500 Shares which Mr. David M. Brewer may acquire within 60

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days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. David M. Brewer.

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SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Herbert L. Brewer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 395,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 392,610
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)            Based upon 15,401,587 Shares outstanding as of November 1, 2005 (according to information received from the Issuer), plus (i) 45,000 Shares which Mr. Herbert L. Brewer may acquire within 60 days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. Herbert L. Brewer; and (ii) 125,000 Shares which Mr. Herbert L. Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are

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beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust.

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SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph E. Griesedieck, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 45,733
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 45,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)            Based upon 15,401,587 Shares outstanding as of November 1, 2005 (according to information received from the Issuer), plus (i) 119,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David M. Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of November 1, 2005, upon the conversion of a convertible debenture held by PHD Partners, LP; and (ii) 74,500 Shares which Mr. David M. Brewer may acquire within 60

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days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. David M. Brewer.

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             This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 4 to Schedule 13D filed on December 28, 2004 (the “Amendment No. 4”), by David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Amendment No. 4.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

“On May 19, 2005, each of David M. Brewer and Herbert L. Brewer were granted 2,600 Shares of restricted stock of the Issuer pursuant to the Issuer’s 2005 Long-Term Incentive Plan.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

“(a)      David M. Brewer and Joseph E. Griesedieck, III may be deemed to beneficially own 1,524,056 Shares. Of the 1,524,056 Shares reported in this Item 5(a), (i) 1,268,861 Shares are held directly by Mr. David M. Brewer, (ii) 5,000 Shares are held directly by Mr. Griesedieck’s children, for which he has sole voting and dispositive power pursuant to the Uniform Gifts to Minors Act, (iii) 45,733 Shares are held directly by JD Associates, (iv) 119,962 Shares may be acquired by PHD Partners within 60 days of November 1, 2005, upon conversion of the Madison Convertible Debenture, (v) 74,500 Shares may be acquired by Mr. David M. Brewer within 60 days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. David M. Brewer, and (vi) 10,000 Shares are held by a profit sharing plan for Mr. David M. Brewer.

These 1,524,056 Shares represent approximately 9.8% of the Shares based upon 15,401,587 Shares outstanding as of November 1, 2005 (according to information received from the Issuer) plus (i) 119,962 Shares which PHD Partners may acquire within 60 days of November 1, 2005, upon the conversion of a convertible debenture held by PHD Partners; and (ii) 74,500 Shares which Mr. David M. Brewer may acquire within 60 days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. David M. Brewer.

Herbert L. Brewer may be deemed to beneficially own 395,210 Shares. Of the 395,210 Shares reported in this Item 5(a), (i) 225,210 Shares are held directly by Mr. Herbert L. Brewer, (ii) 45,000 shares may be acquired by Mr. Herbert L. Brewer within 60 days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. Herbert L. Brewer and (iii) 125,000 Shares may be acquired by Mr. Herbert L. Brewer upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust (the “Trust”).

These 395,210 Shares represent approximately 2.5% of the Shares based upon 15,401,587 Shares outstanding as of November 1, 2005 (according to information received from the Issuer) plus (i) 125,000 Shares may be acquired by Mr. Herbert L. Brewer upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Trust; and (ii) 45,000 Shares which Mr. Herbert L. Brewer may acquire within 60 days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. Herbert L. Brewer.

Mr. David M. Brewer and Mr. Griesedieck disclaim beneficial ownership of any shares beneficially owned by Mr. Herbert L. Brewer. The filing of this Amendment shall not be construed as an admission by Mr. David M. Brewer or Mr. Griesedieck that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of such Shares.

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Mr. Herbert L. Brewer disclaims beneficial ownership of any Shares beneficially owned by Mr. David M. Brewer and Mr. Griesedieck. The filing of this Amendment shall not be construed as an admission by Mr. Herbert L. Brewer that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

Mr. David M. Brewer has no voting power or dispositive power over 5,000 Shares which are held directly by Mr. Griesedieck’s children. Mr. David M. Brewer expressly disclaims beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. David M. Brewer that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

Mr. Griesedieck has no voting power or dispositive power over (i) 1,268,861 Shares which are held directly by Mr. David M. Brewer, (ii) 119,962 Shares which may be acquired by PHD Partners within 60 days of November 1, 2005, upon the conversion of the Madison Convertible Debenture held by PHD Partners, (iii) 74,500 Shares which may be acquired by Mr. David M. Brewer within 60 days of November 1, 2005, upon the exercise of outstanding stock options held by Mr. David M. Brewer, and (iv) 10,000 Shares held by a profit sharing plan for Mr. David M. Brewer. Mr. Griesedieck expressly disclaims beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Griesedieck that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

(b)       Of the 1,524,056 Shares that may be deemed to be beneficially owned by Mr. David M. Brewer and Mr. Griesedieck, Mr. David M. Brewer has (i) sole power to vote or direct the vote of 1,473,323 Shares, (ii) shared power to vote or direct the vote of 45,733 Shares, (iii) sole power to dispose or direct the disposition of 1,470,723 Shares (2,600 additional shares are restricted stock) and (iv) shared power to dispose or direct the disposition of 45,733 Shares.

Of the 1,524,056 Shares that may be deemed to be beneficially owned by Mr. David M. Brewer and Mr. Griesedieck, Mr. Griesedieck has (i) sole power to vote or direct the vote of 5,000 Shares, (ii) shared power to vote or direct the vote of 45,733 Shares, (iii) sole power to dispose or direct the disposition of 5,000 Shares and (iv) shared power to dispose or direct the disposition of 45,733 Shares.

Of the 395,210 Shares that may be deemed to be beneficially owned by Mr. Herbert L. Brewer, Mr. Herbert L. Brewer has (i) sole power to vote or direct the vote of 395,210 Shares, (ii) shared power to vote or direct the vote of 0 Shares, (iii) sole power to dispose or direct the disposition of 392,610 Shares (2,600 additional shares are restricted stock) and (iv) shared power to dispose or direct the disposition of 0 Shares.

(c)       There have been no transactions in the Shares by any of the Filing Persons during the past sixty days.

(d)       Mr. Griesedieck’s children have the right to receive dividends from, and the proceeds from the sale of 5,000 of the 1,524,056 Shares reported in Item 5(a) above. Mr. David M. Brewer, as beneficiary of the Trust, has the right to receive dividends and proceeds from the sale of 62,500 Shares owned by the Trust as reported in Item 5(a) above.

(e)       Mr. Herbert L. Brewer is no longer considered to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with David M. Brewer and Mr. Griesedieck. Mr. Herbert L. Brewer no longer beneficially owns five percent of the Issuer’s Shares. Mr. David M. Brewer and Mr. Griesedieck reaffirm that they are a “group” within the meaning of Section 13(d)(3) of the Exchange Act. ”

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

“After giving effect to the August 10, 2005 conversion of $675,000 of the Madison Convertible Debenture, the Madison Convertible Debenture held by PHD Partners has an aggregate principal amount of $809,746 and an interest rate of 6% per annum, which interest may be paid in cash or Shares. This debenture was amended and restated effective as of March 31, 2004, which included lowering the interest rate to 6% per annum. PHD Partners may convert the principal amount of the Madison Convertible Debenture into an aggregate of 119,962 Shares at any time prior to maturity (March 31, 2006) based upon a conversion price of $6.75 per Share.

Mr. David M. Brewer is a director of the Issuer. As of the date hereof, Mr. David M. Brewer has the right to acquire up to an aggregate of 79,500 Shares upon the exercise of stock options granted to Mr. David M. Brewer pursuant to the Issuer’s 2002 Stock Option Plan and the Issuer’s Amended and Restated 1994 Non-Employee Directors Plan.

Mr. Herbert L. Brewer is a director of the Issuer. As of the date hereof, Mr. Herbert L. Brewer has the right to acquire up to an aggregate of 50,000 Shares upon the exercise of stock options granted to Mr. Herbert L. Brewer pursuant to the Issuer’s 2002 Stock Option Plan and the Issuer’s Amended and Restated 1994 Non-Employee Directors Plan.

Mr. Herbert L. Brewer owns 10,000 shares and the Trust owns 10,000 of the Issuer’s Series A-1 Convertible Preferred Stock which are entitled to annual dividends of 9% based on a per share value of $25.00. These shares of Series A-1 Convertible Preferred Stock are convertible into an aggregate of 125,000 Shares. At any time after November 1, 2007, the Issuer may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and our then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued and unpaid dividends, and such sum is then multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012 and 100% thereafter. The shares of Series A-1 Convertible Preferred Stock generally have no voting rights; provided, however, that if the Issuer fails to pay four quarterly dividend payments, the holders of the Series A-1 Convertible Preferred Stock are entitled to separately, as a class, elect one person to the Issuer’s board of directors until the event of default is cured.

On May 19, 2005, pursuant to the Issuer’s 2005 Long-Term Incentive Plan, the Issuer granted each of Mr. David M. Brewer and Herbert L. Brewer 2,600 Shares of restricted stock. The Outside Director Award Agreement provides that the Shares of restricted stock are granted over a three year period with 27% vesting on May 19, 2006, an additional 33% vesting on May 19, 2007 and the remaining 40% vesting on May 19, 2008. Any Shares of restricted stock that have not vested on the date of the director’s termination of service shall be forfeited. Until the Shares of restricted stock are vested and no longer subject to forfeiture, neither David M. Brewer nor Herbert L. Brewer is permitted to sell, transfer, pledge or assign his respective Shares. However, beginning on the grant date (May 19, 2005), each of Mr. David M. Brewer and Mr. Herbert L. Brewer has the right to vote his respective Shares of restricted stock.

Mr. David M. Brewer, as beneficiary of the Trust, has the right to receive dividends and proceeds from the sale of 62,500 shares owned by the Trust as reported in Item 5(a) above.

Due to the relationship between Mr. David M. Brewer and Mr. Griesedieck, they may be deemed to be acting in concert in connection with the Shares beneficially owned by either of them. However, Mr. David M. Brewer and Mr. Griesedieck have disclaimed certain beneficial ownership of the Shares as reported in Item 5(a) above. Mr. Herbert L. Brewer is not deemed to be acting in concert in connection with the Shares beneficially

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owned by Mr. David M. Brewer and Mr. Griesedieck, and Mr. David M. Brewer and Mr. Griesedieck are not deemed to be acting in concert in connection with the Shares beneficially owned by Mr. Herbert L. Brewer.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

“Exhibit 1.	Joint Filing Agreement, dated November 1, 2005, entered into by and between David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III.

Exhibit 2.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, File No. 0-2517, and incorporated herein by reference).

Exhibit 3.

Restated Certificate of Incorporation of Toreador Resources Corporation (previously filed as Exhibit 3.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2005, File No. 0-25127, and incorporated herein by reference regarding the Series A-1 Convertible Preferred Stock).

Exhibit 4.

Toreador Resources Corporation Amended and Restated 1994 Non-employee Director Stock Option Plan (previously filed as Exhibit 10.2 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).

Exhibit 5.

Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.16 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2002, File No. 0-2517, and incorporated herein by reference).

Exhibit 6.

Amendment Number One to the Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.5 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 1, 2005

By:	/s/ David M. Brewer
David M. Brewer

By:	/s/ Herbert L. Brewer
Herbert L. Brewer

By:	/s/ Joseph E. Griesedieck, III
Joseph E. Griesedieck, III

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EXHIBITS

Exhibit 1.	Joint Filing Agreement, dated November 1, 2005, entered into by and between David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III.

Exhibit 2.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, File No. 0-2517, and incorporated herein by reference).

Exhibit 3.

Restated Certificate of Incorporation of Toreador Resources Corporation (previously filed as Exhibit 3.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2005, File No. 0-25127, and incorporated herein by reference regarding the Series A-1 Convertible Preferred Stock).

Exhibit 4.

Toreador Resources Corporation Amended and Restated 1994 Non-employee Director Stock Option Plan (previously filed as Exhibit 10.2 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).

Exhibit 5.

Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.16 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2002, File No. 0-2517, and incorporated herein by reference).

Exhibit 6.

Amendment Number One to the Toreador Resources Corporation 2002 Stock Option Plan (previously filed as Exhibit 10.5 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Toreador Resources Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 1, 2005.

By:	/s/ David M. Brewer
David M. Brewer

By:	/s/ Herbert L. Brewer
Herbert L. Brewer

By:	/s/ Joseph E. Griesedieck, III
Joseph E. Griesedieck, III

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